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🖥 **share-ify.com**

📍 United States (US)

THE MOST AFFORDABLE AND SCALABLE PLATFORM IN THE INDUSTRY.

Invest in Share-ify and revolutionize food safety, quality assurance, and compliance.

$250	**$1.2M**	**$1.25**
MIN. INVESTMENT	MAXIMUM RAISE	PRICE PER SHARE

[START INVESTING NOW]   [VIEW FORM C]





Share-ify Investment Highlights

📈 **20,000 companies on the platform** including customers such as The Cheesecake Factory, Performance Food Group, Outback Steakhouse and thousands more.

🌍 **Companies are from across 59 countries** continually expanding into new markets.

📊 Estimated annual growth for **the last 5 years has been 48%.**

💰 **Stable and growing** source of recurring revenue.

OVERVIEW

What is Share-ify and Why is it a Good Investment?

Share-ify is transforming the food industry by offering an affordable, centralized platform for compliance, safety, and quality assurance. In a world where over **48 million Americans** experience foodborne illnesses annually, Share-ify provides the tools businesses need to prevent recalls, reduce administrative burdens, and ensure safer food.

Amid tragic incidents like the recent Listeria outbreak tied to deli meats, where **60 people were hospitalized and 10 lost their lives**, Share-ify stands as a crucial solution for businesses striving to protect their customers and their reputations.

WHY INVEST IN SHARE-IFY?

- **Proven Growth**: Trusted by over **20,000 companies across 59 countries**, Share-ify has grown **48% annually** over the last five years, all without institutional capital.

- **Industry Leadership**: Backed by a management team with **200 years of combined experience** in food and technology.

- **Market Potential**: Operating in a **$9 trillion global food industry** that's growing at **6.5% annually**.

- **Key Clients**: Industry giants like The Cheesecake Factory, Performance Food Group, and Outback Steakhouse trust Share-ify to streamline their operations.

Now, you can help fuel this growth and be part of an exciting opportunity to reshape the food industry.



THE PROBLEM

Food Safety and Operational Inefficiencies

Each year, **300+ food recalls** occur in the U.S. alone, costing businesses millions and jeopardizing public health. The food industry faces critical challenges:

KEY PROBLEMS WE SOLVE:

- **Fragmented Data** Siloed systems make it hard to track compliance and safety.

- **Compliance Risks:** Manual processes delay recalls and audits.

- **Time Wasted on Paperwork:** Inefficient workflows slow time to market and hurt growth.



THE SOLUTION

Share-ify's Comprehensive Platform

Share-ify makes managing safety, compliance, and quality assurance easy for businesses of all sizes. Our platform ensures food is safer, businesses scale faster, and compliance is simplified.



7:08

KEY SOLUTIONS WE PROVIDE:

- **Automated Recalls:** Minimize delays and risk with real-time tracking.

- **Paperless Operations:** Reduce costs and errors through a fully electronic system.

- **Global Scalability:** Built to support businesses of any size, across industries.



MARKET POTENTIAL

A Vast and Growing Opportunity

The food industry is just the beginning. Share-ify's applications extend into chemicals, environmental health, and beyond. With **5 million food companies globally**, the opportunities for growth are immense.

MARKET SIZE ESTIMATES:

- **Food Industry:** Multi-billion dollar market with stringent compliance needs.

- **Non-Food Sectors:** Expanding rapidly into new industries, increasing the total addressable market significantly.



How to Invest

Be part of this groundbreaking journey to make the world's food safer and businesses more efficient.











STEPS TO INVEST:

01 →

Visit Our Investment Portal

Click "Invest Now" to access our secure investment platform.

02 →

Create an Account

Complete a simple registration process.

03 →

Review the Offering

Get all the details about financials and growth projections.

04 →

Invest and Join Our Journey

Choose your amount and secure your spot. Help revolutionize the food industry with better technology.

Invest Now and Join the Share-ify Revolution

Together, let's make food safer and businesses stronger.

START INVESTING NOW

VIEW FORM C

The Team

The market potential for Share-ify is immense and growing rapidly. We currently operate in 59 countries, with plans to expand even further. While we began with a focus on the food industry, our platform's applications are diverse, extending into sectors such as chemicals, environmental health, and beyond. Our scalable model

ensures that as more companies join, the network effect drives exponential growth.



Ernesto Nardone

Ernesto Nardone is a founder of the Company. He served as Manager of the Company from its inception in May 2016, and now serves as its Chief Executive Officer and as a Director after the Company's conversion into a Delaware corporation in November 2024. Mr. Nardone brings over 35 years of experience in the technology sector, including a 22-year tenure at IBM, where he held various leadership roles at the company's headquarters. Throughout his career, Mr. Nardone has been instrumental in creating strategic, value-driven relationships with Fortune 100 companies, leveraging his expertise to foster partnerships that drive mutual growth and innovation. Known for his energetic approach and forward-thinking vision, he combines deep industry knowledge with a proactive outlook that helps shape the Company's future direction. Mr. Nardone holds a degree in Mathematics and Computer Science from McGill University.





Angela Nardone

Angela Nardone is a founder of the Company. She served as Chief Operating Officer of the Company from its inception in May 2016, and now serves as its Chief Financial Officer and as a Director after the Company's conversion into a Delaware corporation in November 2024. A former investment banker with extensive experience in financial management and technology innovations, Mrs. Nardone oversees the financial aspects of the business, and also leads strategic initiatives to support the Company's premier clients. As Chief Operating Officer, she is also responsible for Product Management and Customer Services. Ms. Nardone is also recognized as an industry leader on subjects of traceability, supply chain management, and quality assurance. She has served in leadership roles within the industry including as the FSMA 204 Task Force Chair, where she contributes to advancing food safety under the Food Safety Modernization Act.





Christina Bongo-Box

Over 30 years experience in Fortune 500 multinational food companies leading cross-functional teams to develop global and domestic Quality Assurance



programs, continuous improvement and cost reductions efforts, and launching new products internationally. Managed direct staffs of up to 10, indirect up to 120, and budgets of up to $600K, with responsibility for the overall quality of over $1.5BB in food item spend.



Deal Terms

Minimum investment
$250

Target Offering Amount
$25,000

Funding goal
$1,235,000

Deadline
April 30, 2025

Type of security
Series B Non-Voting Common Stock

Price per share
$1.25

HOW IT WORKS

Documents

Andes Capital Group, LLC ("Andes"), is a registered broker-dealer, and member of FINRA | SIPC, located at 205 Wes Wacker Drive, Suite 610, Chicago, IL 60606. View the official SEC filing and all updates:

FORM C

Company Documents

Subscription Agreement

↳ Share-ify Form C

FAQ

— What are Investment Limits for Reg CF funds?

Anyone can invest in a Regulation Crowdfunding offering. Because of the risks involved with this type of investing; however, you may be limited in how much you can invest during any 12-month period in these transactions. If you are an accredited investor (see definition below), then there are no limits on how much you can invest. For Non-Accredited Investors (most fall into this category) the limitation on how much you can invest depends on your net worth and annual income. If either your annual income or your net worth is less than $124,000, then during any 12-month period, you can invest up to the greater of either $2,500 or 5% of the greater of your annual income or net worth. If both your annual income and your net worth are equal to or more than $124,000, then during any 12-month period, you can invest up to 10% of your annual income or net worth, whichever is greater, but not to exceed $124,000.

+ What is an Accredited Investor?

+ How does the online investment process work for this Reg CF opportunity?

+ How long can this take?

+ Who is Andes Capital Group?

+ How does Andes Capital Group get compensated?

+ Am I now a customer of Andes Capital Group?











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Andes Capital GROUP

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